UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Compass Minerals International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-31921	36-3972986
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
9900 West 109th Street
Suite 100
Overland Park, KS 66210
(Address of principal executive offices)
Jeffrey Cathey
(913) 344-9200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.

☒    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended September 30, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02    Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended September 30, 2023

This report provides a consolidated overview of the payments to governments made by Compass Minerals International, Inc. (“CMI,” the parent holding company) and its consolidated subsidiaries for the fiscal year ended September 30, 2023. Unless the context requires otherwise, references in this report to the “Company,” “Compass Minerals,” “CMP,” “we,” “us” and “our” refer to CMI and its consolidated subsidiaries collectively.

All payments are reported in U.S. dollars. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of September 30, 2023.

Our business segments

Our business segments are strategic business units that offer different products and services, and each business requires different technology and marketing strategies. We have two business segments:

•Salt Segment: This segment produces and markets salt, consisting primarily of sodium chloride and magnesium chloride, for use in road deicing for winter roadway safety and for dust control, food processing, water softeners and other consumer, agricultural and industrial applications. As of September 30, 2023, the Salt Segment had eight production stage mining properties located in the United States, Canada and the United Kingdom and one exploration stage mining property located in Chile.

•Plant Nutrition: This segment produces and markets various grades of sulfate of potash (“SOP”) specialty fertilizer. As of September 30, 2023, the Plant Nutrition segment had one production stage mining property in the United States and one exploration stage mining property in Canada.

Our projects

This report discloses the payments made by us to governments for the commercial development of minerals, such as salt, SOP and magnesium chloride, and which involve the exploration, extraction, processing, and export of such minerals, or the acquisition of a license for any such activity.

As of September 30, 2023, we had eight production stage mining properties. Where the type of resource being commercially developed differed within a mining property, we have disclosed payments for the mining property as separate projects segregated by product type.

•Cote Blanche Island: extraction of rock salt, through underground mining, in the state of Louisiana, in the United States. We consider this mining property as one project.

•Lyons: brine well-based extraction of mechanically-evaporated salt in the state of Kansas, in the United States. We consider this mining property as one project.

•Ogden: extraction of SOP, solar salt and magnesium chloride, through pumping of brine from the Great Salt Lake into solar evaporation ponds on the surface, which we identify as well mining for purposes of this Form SD, in the state of Utah, in the United States. The projects for this mining property include:

◦Ogden – SOP: extraction of SOP, through solar evaporation.
◦Ogden – Solar Salt: extraction of solar salt, through solar evaporation.
◦Ogden – Magnesium Chloride: extraction of magnesium chloride, through solar evaporation.

•Amherst: brine well-based extraction of mechanically-evaporated salt in the town of Amherst, in the province of Nova Scotia, in Canada. We consider this mining property as one project.

•Goderich Mine: extraction of rock salt, through underground mining, in the town of Goderich, in the province of Ontario, in Canada. We consider this mining property as one project.

•Goderich Plant: brine well-based extraction of mechanically-evaporated salt in the town of Goderich, in the province of Ontario, in Canada. We consider this mining property as one project.

•Unity: brine well-based extraction of mechanically-evaporated salt in the town of Unity, in the province of Saskatchewan, in Canada. We consider this mining property as one project.

•Winsford: extraction of rock salt, through underground mining, in the town of Winsford, in the county of Cheshire, in the United Kingdom. We consider this mining property as one project.

As of September 30, 2023, we had two exploration stage mining properties in Wynyard, Saskatchewan, Canada and in the Chilean Atacama Desert. Pursuant to Item 2.01(b)(1) of Form SD, we are delaying disclosing payment information related to exploratory activities conducted at these two mining properties until our Form SD submitted for the fiscal year ending September 30, 2024, which is the fiscal year immediately following the fiscal year in which payments were made.

Section 3 - Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Exhibit Description
2.01	Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC.

Date: July 19, 2024	By:	/s/ Jeffrey Cathey
Name: Jeffrey Cathey
Title: Chief Financial Officer